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                                                                   Exhibit 99.3

[VIVENDI UNIVERSAL LOGO]



                VIVENDI UNIVERSAL ISSUES CORRECTIONS REGARDING
                        THE ANNUAL SHAREHOLDER MEETING


PARIS, MAY 15, 2003 - During the Annual Shareholders Meeting held on April 29, 2003, people attending the meeting made several incorrect statements about the number of offices held by some of the company's directors.

Vivendi Universal (PARIS BOURSE: EX FP; NYSE: V) therefore wants to confirm the information relating to the number of offices held by its Board members, in particular Jean-Reni Fourtou and Claude Bibiar, as is given in the notice and information brochure for the Annual Shareholders Meeting and the French annual report provided to shareholders. This information complies strictly with the legal measures in force.

In addition, the amount mentioned by people attending the same meeting, relative to the remuneration received in 2002 by Edgar Bronfman, Jr. was also incorrect. In regard to this point, Vivendi Universal would like to draw attention to its French annual report, which details the sums received in 2002 by its executive directors.

Vivendi Universal's 2002 French annual report was registered by the Commission des Opirations de Bourse (COB) on May 7, 2003 under the number R03-072 and will shortly be available in a downloadable version from the COB's Web site and from the Vivendi Universal Web site at the following addresses: www.cob.fr (heading Sophie) and www.vivendiuniversal.com (heading "Who we are").


CONTACTS:

MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086

NEW YORK
Anita Larsen
(1) 212.572.1118